Decentralizing Talent Management

OHIOS

Ohos decentralizes performance evaluation with a blockchain-like architecture via ongoing crowdsourced feedback

By completely reimagining an old and broken process Ohos:

- Increases leadership diversity
- Reduces turnover
- Boosts leader success
- Streamlines Succession Planning



Current Clients
(All paying)



~$6500 MRR
1600
1200
800
400
0
Launch,
Oct 2016
Oct
Dec
Feb
Apr
Jun
Aug
Oct
Dec
Feb
Apr
Jun

OHIOS
campuslogic
alteryx
bwbacon group
choozle
blūm CENTER FOR HEALTH
sovrn
1st SouthWest Bank We Can Help You Get There
Stacy and Witbeck
NEW WORLD
Relevant Play
Shinesty SHINE ON
INTERWEST



Other performance tools fail because **they use the same top-down evaluation process that created the problem in the first place.**

Managers identify the wrong people for leadership promotion 80% of the time*

*Korn Ferry, 2016

Solution

HOLISTIC DATA COLLECTION

FEEDBACK FROM EVERYONE

CLEAR ANALYTICS

ACTIONABLE DATA

How it Works

EXISTING MODEL


Periodic
Manager
Peers
Peers

OHOS


Continuous
clients/
vendors

Market Validation

Within months our clients report


90%
80%
60%
125%

Faster decision making | Early warning of retention issues | Better promotion decisions/transitions | Client renewal and/or expansion

Client Feedback

OHIOS

INTERWEST

"We discovered leaders we didn't know we had and addressed performance issues with greater ease and speed than ever."

- Hugh Benardi, Jr., CEO

NEW WORLD

"I have more information in 2 months about my employees than I have ever had."

- Keith Wagner, COO

bwbacon group

"We now have in-depth, real time insight into our organization's performance and health."

- Dave Bacon, CEO

cloud elements

"Ohos illuminates the pulse of my people and the authenticity of our culture"

- Mark Geene, CEO

Market Size

40 Million

Small-Mid Cap
Total Employees

6 Million

Narrow Market
18% Innovators & early adopters

366k

Immediate Focus
Series A growth/progressive cultures
5 year target capture

Business Model

OHOS

366k

Ohos Users
5 year target

→ **$9/mo**

Subscription Fee per user

→ **$32.8M**

Target recurring Revenue in 5 years
2023

Disclaimer: we can make no guarantees that targets will materialize as shown.

Customer Acquisition & Lifetime Value

$22

CAC

Current/user

<

$324

LTV

Over 3 years

Market Adoption

OHIOS

Partnerships	Cross Selling Integrations	Thought Leadership
Georgia Tech	syncHR	DISRUPT THE REBELLIOUS FUTURE OF HR
University of Louisville	Executive Forum	SHRM Society for Human Resource Management
Slalom Consulting	Gusto	Blog

Growth Targets

	Year 1 (actual)	2018	2019	2020	2021	2022
Users	1075	3.6k	24.3k	89.8k	207.9k	366k
Revenue	$29.7k	$163k	$1.4M	$6.1M	$17.1M	$32.8M
COGS & OpEx	-$237k	-$466k	-$2.1M	$3.8M	$6M	$8.3M
Operating Income	-$207.3k	-$303k	-$727k	$2.3M	$11.1M	$24.5M

Disclaimer: we can make no guarantees that targets will materialize as shown.

OHOS

Exit Market

Target	Acquired by	Date	Amount	Multiple	Strategy
CEB WHAT THE BEST COMPANIES DO	Gartner	2017	$2.6B	3x	Add HRM
Evanta®	CEB WHAT THE BEST COMPANIES DO	2016	$275M	9x	Market Synergy
Rypple	salesforce	2014	$60M	20x	Product Addition
HALOGEN SOFTWARE	SABA	2016	$293M	10X	Market capture

Likely Exit Partners → GUSTO, syncHR, LinkedIn

Team



DAVE NEEDHAM
CEO
Founder



STEVEN EASTER
VP of Engineering
Co-founder



CHRISTY PALAZZO
VP of Business Dev/Sales



PHIL SNYDER
Principal QA

Dave Needham: crocs, VAIL RESORTS (EXPERIENCE OF A LIFETIME)

Steven Easter: reachENGINE by Levels Beyond, CLICKFOX THE JOURNEY COMPANY

Christy Palazzo: Compass3 (Employee Engagement as a Service), EmpPact

Phil Snyder: reachENGINE by Levels Beyond, CLICKFOX THE JOURNEY COMPANY

Advisory Board



KIMBERLY LUCAS
HR Leader
CEO of Goldstone Partners



MURRAY ARENSON
Finance
CEO of Pluribus Capital



JOSEPH NORRIS
Marketing
CMO of Neusoft



JOEL JACOBSEN
Legal
Partner at Rubicon Law

Real-time People Data for Today's Workplace

OHIOS

TEAM	GROWTH	OPPORTUNITY
Industry Experience	Key Hires	Hot Marketplace
Strong Execution	Market-Driven Development	Industry Agnostic
Experienced Advisors	Sales & Marketing	Early Exit Potential

Appendix Slides

Exit Market

"Tools for engagement, pulse surveys, feedback management, and culture assessment is white hot."

–Bersin by Deloitte, 2017

Competition


360s/Assessments
SABA
HALOGEN
SOFTWARE
LEADERSHIP ASSESSMENTS
ACTIONABLE
Real-time People Analytics
OHOS
Palatine
Analytics
PERIODIC
Movement
REAL - TIME
Traditional
KeneXa
surveygizmo
successfactors
Taleo
SurveyMonkey
Peer-Peer
Si
Small
Improvements
Reflektive
zugata
BetterWorks
impraise
INFORMATIONAL

Competitive Advantages

AGILE

COMPARATIVE

PORTABLE

ACTIONABLE

DEVELOPMENT

HISTORICAL

PREDICTIVE